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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

              (RULE 13d-101 INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a))

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     William E. Thomas, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 25, 2009
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)

                     (Page 1 of 7 Pages, Excluding Exhibits)

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CUSIP No. 45821T 10 8                 13D/A                          Page 2 of 7


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1. Names of Reporting Persons.

   WILLIAM E. THOMAS
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2. Check the Appropriate Box If a Member of a Group (See Instructions) (a) |_|
                                                                       (b) |X|
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3. SEC Use Only

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4. Source of Funds (See Instructions) N/A
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5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) |_|

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6. Citizenship or Place of Organization UNITED STATES
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               7.   Sole Voting Power
                    NUMBER OF 9,865,164 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           9,865,164 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 9,865,164 (1)
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12. Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) |_|
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13. Percent of Class Represented by Amount in Row (11) 5.0% (1)
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14. Type of Reporting Person (See Instructions) IN
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(1) The calculations contained on this page include 116,666 shares that may be acquired by Reporting Person within 60 days pursuant to a director stock option and assume 195,307,262 shares of Issuer's common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

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CUSIP No. 45821T 10 8                 13D/A                          Page 3 of 7


         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 4 to
Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on July 12, 2007 and amended July 24, 2008, November 6, 2008 and February 2, 2009 relating to the common stock of Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D, as amended (the "Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         On March 6, 2009, Reporting Person entered into Amendment No. 2 to the Securities Purchase Agreement by and among Issuer, Reporting Person and Chaudhuri, to amend the Securities Purchase Agreement dated July 18, 2008, as previously amended January 30, 2009 (as amended to date, the "SPA"). Amendment No. 2 to the SPA clarified that each of Reporting Person's and Chaudhuri's pre-emptive rights under the SPA to maintain their respective levels of ownership of Issuer's common stock by acquiring additional equity securities concurrent with future issuances by Issuer of equity securities or rights convertible into or exercisable for equity securities (other than issuances of Additional Shares, shares underlying the Purchase Right or shares issued to Chaudhuri on July 18, 2008 upon exercise of warrants) covers situations where issuance of securities or rights would result in dilution of Reporting Person's or Chaudhuri's (a) beneficial ownership for Section 13(d) purposes on a fully-diluted basis and/or (b) ownership of outstanding voting securities of Issuer to less than the greater of (i) 5.0% (in the case of Reporting Person) or 51.0% (in the case of Chaudhuri) of the outstanding voting shares of Issuer and
(ii) his respective percentage ownership of the outstanding voting shares of Issuer prior to the issuance.

         On March 25, 2009, Reporting Person entered into a Settlement Agreement, General Release and Covenant Not to Sue ("First Settlement") among Issuer, Reporting Person, Chaudhuri, Anil V. Shah ("Shah"), Orange County Physicians Investment Network, LLC ("OC-PIN"), Bruce Mogel, Pacific Coast Holdings Investment, LLC ("PCHI"), West Coast Holdings, LLC, ""Ganesha Realty, LLC, ""and Medical Capital Corporation, Medical Provider Financial Corporation I, Medical Provider Financial Corporation II and Medical Provider Financial Corporation III (together, "Medical Capital"). Pursuant to the First Settlement, Thomas released various claims and disputes with and against the parties to the First Agreement.

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CUSIP No. 45821T 10 8                 13D/A                          Page 4 of 7


         As required by the First Settlement and by another settlement agreement executed by Chaudhuri, Shah, OC-PIN, certain members of OC-PIN ("OC-PIN Members") and certain other persons and entities other than Reporting Person (the "Second Settlement", and together, with the First Settlement, the "Settlement Agreements"), Issuer entered into three separate stock purchase agreements (each an "April Purchase Agreement") with each of (i) Chaudhuri, (ii) Shah and (iii) OC-PIN and OC-PIN Members (the persons and entities in clauses
(i), (ii) and (iii) are referred to as the "Potential April Purchasers"). The April Purchase Agreements cover an aggregate of 60,000,000 shares of common stock of Issuer that may be purchased by the Potential April Purchasers at a purchase price of $0.03 per share.

         The closing of the April Purchase Agreements is scheduled for May 18, 2009. The closing will not occur if none of the Potential April Purchasers elects to purchase shares under their respective April Purchase Agreement. The closing date may be extended if Issuer does not have sufficient authorized capital to issue all of the shares, if any, elected to be purchased under the April Purchase Agreements. Issuer is in the process of increasing its authorized capital from 400,000,000 shares of common stock to 500,000,000 shares of common stock in order to accommodate purchases under the April Purchase Agreements and other agreements, including the SPA. Issuer has agreed to use any net proceeds from sales under the April Purchase Agreement to pay down the principal balance of a note owed to Medical Provider Financial Corporation III in the original principal amount of $10.7 million.

         The Settlement Agreements resolved various pending and threatened litigation matters and disputes among the various parties thereto and made or required certain amendments to Issuer's secured loan arrangements with Medical Capital and certain real property lease obligations of Issuer.

         In addition, among other things, the First Settlement required Issuer to amend its bylaws in order to: (a) fix the authorized number of directors at seven (previously it was a range of three to seven) and (b) provide that, effective immediately after Issuer's 2009 annual meeting, a stockholder who owns 15% or more of the voting stock of Issuer is entitled to call one special stockholders meeting per calendar year. Also, the First Settlement requires Issuer to appoint an OC-PIN representative selected by a majority-in-interest of OC-PIN Members to fill until Issuer's 2009 annual meeting the board seat to be vacated by Ken Westbrook. The First Settlement also contains an agreement by Shah that for two years after April 2, 2009, Shah will not accept any nomination or appointment or serve as a director, officer or employee of Issuer, so long as Issuer keeps current in its payment of certain real property leases.

         In connection with the Settlement Agreements, Chaudhuri, Shah, OC-PIN and certain OC-PIN Members entered into a Shareholders Agreement dated April 2, 2009. Under the Shareholders Agreement, Chaudhuri, OC-PIN and Shah agreed to various voting rights and obligations, and certain tag along purchase rights with respect to shares of Issuer's common stock. Those rights and obligations are described in further detail in Chaudhuri's Schedule 13D filings.

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CUSIP No. 45821T 10 8                 13D/A                          Page 5 of 7


         Reporting Person may exercise his pre-emptive rights under the SPA as opportunities present themselves. Except as set forth in the Schedule 13D, as amended by this Amendment, Reporting Person currently has no plans or proposals that relate to or would result in any of the following matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D: (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) any changes in Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Issuer by any person; (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

         References to, and descriptions of, the SPA, Amendment No. 2 to the SPA, and the First Settlement in this Item 4 are qualified in their entirety by reference to the full text of those documents, which are attached or incorporated by reference as exhibits hereto. The Second Settlement, the April Purchase Agreements and the Shareholders Agreement, as to each of which Reporting Person is not a party, are attached or incorporated by reference into Chaudhuri's Schedule 13D filings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Item 4 of this Amendment.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is amended to read as follows:

Exhibit  Description
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   1     Rescission, Restructuring and Assignment Agreement, dated as of January
         27, 2005, by and among Issuer, Kali P. Chaudhuri, M.D., William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   2 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Kali P. Chaudhuri, M.D. on March 10,
         2005)

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CUSIP No. 45821T 10 8                 13D/A                          Page 6 of 7


Exhibit  Description
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   3     Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-2 that is attached to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   4 Irrevocable Proxy dated as of July 2, 2007 by and between Bruce Mogel, as grantee, and Reporting Person, as grantor, and Amendment No. 1 dated July 11, 2007 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Bruce Mogel on July 12, 2007)

   5 Securities Purchase Agreement, dated effective as of July 18, 2008, among Issuer, Reporting Person, and Kali P. Chaudhuri, M.D. (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on July 21, 2008)

   6 Notice of Stock Option Award and Stock Option Award Agreement dated October 17, 2007 in favor of Reporting Person (incorporated by reference to Exhibit 6 to the Schedule 13D/A No. 2 filed by Reporting Person on November 6, 2008)

   7 Proxy Termination Agreement dated as of November 4, 2008 by and between Bruce Mogel and Reporting Person (incorporated by reference to Exhibit 7 to the Schedule 13D/A No. 2 filed by Reporting Person on November 6,
         2008)

   8 Amendment No. 1 to Securities Purchase Agreement, dated effective as of January 30, 2009, among Issuer, Kali P. Chaudhuri and Reporting Person (incorporated by reference to Schedule 13D/A No. 4 filed by Kali P. Chaudhuri for January 30, 2009)

   9 Amendment No. 2 to Securities Purchase Agreement, dated effective as of March 6, 2009, among Issuer, Reporting Person and Kali P. Chaudhuri (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer on March 10, 2009)

  10 Settlement Agreement, General Release and Covenant Not to Sue, dated March 25, 2009, by and among Issuer, Anil V. Shah, M.D., Orange County Physicians Investment Network, LLC, Bruce Mogel, Pacific Coast Holdings Investment, LLC, West Coast Holdings, LLC, Reporting Person, Ganesha Realty, LLC, William E. Thomas, Medical Capital Corporation, Medical Provider Financial Corporation I, Medical Provider Financial Corporation II and Medical Provider Financial Corporation III (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer on April 8, 2009)

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CUSIP No. 45821T 10 8                 13D/A                          Page 7 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     April 9, 2009
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                                                          (Date)

                                            /s/ William E. Thomas, an individual
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                                                        (Signature)